April 16, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aptera Motors Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-294942)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 5:00 p.m., Eastern Time, on Monday, April 20, 2026 or as soon as practicable thereafter.

The Company hereby authorizes Daniel Forman of Lowenstein Sandler LLP, the Company’s outside legal counsel, to orally modify or withdraw this request for acceleration.

Please call Mr. Forman of Lowenstein Sandler LLP at (212) 419-5904 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

APTERA MOTORS CORP.

By:	/s/ Tom DaPolito
Tom DaPolito
Interim Chief Financial Officer